                             FORM 11-K ANNUAL REPORT



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

 [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
                              1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                           OF 1934 (NO FEE REQUIRED)

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                         COMMISSION FILE NUMBER 0-12345

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                    STILLWATER MINING COMPANY BARGAINING UNIT
                               401(K) PLAN & TRUST

                            STILLWATER MINING COMPANY
                               737 PALLADIUM PLACE
                                  P.O. BOX 1330
                             COLUMBUS, MONTANA 59019

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            STILLWATER MINING COMPANY
                               737 PALLADIUM PLACE
                                  P.O. BOX 1330
                               COLUMBUS, MT 59019

                              REQUIRED INFORMATION

1. Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust - Financial Statements and Supplemental Schedules, December 31, 2000 and 1999 (With Independent Auditor's Report Thereon), including the Statements of Net Assets Available For Benefits as of December 31, 2000 and 1999, the Statement of Changes in Net Assets Available For Benefits for the Year ended December 31, 2000, and Notes to Financial Statements for the Years Ended December 31, 2000 and 1999, together with Supplemental Schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule G, Part III - Schedule of Nonexempt Transactions as of December 31, 2000.

2. Exhibit filed as part of this annual report: Exhibit 23 - Consent of KPMG LLP, independent auditors.





SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN AND TRUST


July 13, 2001                /s/ James A. Sabala
--------------------         -------------------------------------------
       Date                  James A. Sabala
                             Vice President and Chief Financial Officer

                            STILLWATER MINING COMPANY

                                  EXHIBIT INDEX

       Exhibit                               Document

         23            Consent of KPMG LLP, Independent Auditors.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                                TABLE OF CONTENTS

Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2000

Notes to Financial Statements

                                                                                                  Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2000 ....................1

Schedule G, Part III - Schedule of Nonexempt Transactions - Year ended December 31, 2000...............2

                          INDEPENDENT AUDITORS' REPORT

To the Administrator of the
   Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2000 and Schedule G, Part III - schedule of nonexempt transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/KPMG LLP

Billings, Montana
June 29, 2001

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                                                                2000                  1999
                                                            -----------            -----------
Assets:
     Cash                                                   $     3,716                    --
     Investments, at fair value:
        Common stock                                          1,347,104               921,030
        Mutual funds                                         12,120,160            10,240,979
        Participant notes receivable                          1,328,697               893,750
                                                            -----------            -----------
           Total investments                                 14,795,961            12,055,759

     Receivables:
        Employer contributions                                   75,212                81,405
        Participant contributions and loan repayments           114,581               136,255
                                                            -----------            -----------
           Total receivables                                    189,793               217,660
                                                            -----------            -----------
           Net assets available for benefits               $ 14,989,470            12,273,419
                                                            ===========            ===========

See accompanying notes to financial statements.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions to net assets attributed to:
     Investment income:
        Interest and dividends                          $     679,301
        Interest income on loans                               95,445
                                                        ------------------
              Total investment income                         774,746
                                                        ------------------
     Contributions:
        Employer contributions                              1,593,290
        Participant contributions and rollovers             3,042,712
                                                        ------------------
              Total additions                               5,410,748

Deductions from net assets attributed to:
     Net depreciation in fair value of investments          1,846,502
     Distributions and withdrawals                            828,080
     Administrative expenses                                   20,115
                                                        ------------------
              Total deductions                              2,694,697

Net increase                                                2,716,051

Net assets available for benefits:
     Beginning of year                                     12,273,419
                                                        ------------------
     End of year                                        $  14,989,470
                                                        ==================


See accompanying notes to financial statements.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)    DESCRIPTION OF THE PLAN

       On October 1, 1996, Stillwater Mining Company (the "Company") established the Stillwater Mining Company Bargaining Unit 401(k) Plan and trust (the "Plan") for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering all union employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective November 1, 1999, employees are eligible to participate in the Plan the beginning of the month following the employee's date of hire. Prior to the change, employees were eligible to participate in the plan after six consecutive months of service.

       (b)    PLAN AND TRUST ADMINISTRATION

              The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that was administered under a trust agreement with Fidelity Management Trust Company through October 31, 1999. Effective November 1, 1999, the Plan changed trustees to Smith Barney Plan Services (the "Trustee").

       (c)    CONTRIBUTIONS

              Each participant has the option to make pre-tax "elective deferral contributions" to the Plan of not less than 1% nor more than 10% of eligible compensation. The Company contributes an amount equal to 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

              The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant's eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the year ended December 31, 2000.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution and allocation of (a) the Company's matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (e)    VESTING

              Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent vested after three years of service.

       (f)    FORFEITURES

              Forfeitures of terminated participants' non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. During 2000 and 1999, $56,594 and $33,993, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

              The amount of forfeitures used to pay administrative expenses in 2000 totaled $15,565.

       (g)    PAYMENT OF BENEFITS

              When benefit payments are requested, upon termination, retirement or death, participants or their beneficiaries receive a lump-sum amount equal to the vested value of his or her account.

(2)    SUMMARY OF ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The Plan's financial statements are prepared using the accrual method of accounting.

       (b)    APPRECIATION (DEPRECIATION) OF INVESTMENTS

              The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (d)    INVESTMENTS

              Plan investments are valued at fair value based on the market value or share price at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

              Participant notes receivable are valued at principal amount, which approximates fair value.

       (e)    CASH

              As of December 31, 2000, the Plan had cash which was restricted for the purchase of common stock.

       (f)    EXPENSES OF THE PLAN

              The Company reimburses substantially all of the expenses incurred in the administration of the Plan.

       (g)    NEW ACCOUNTING PRONOUNCEMENTS

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 14, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(3)    INVESTMENTS

       The following table presents the fair values of investments that represent 5 percent or more of the Plan's net assets as determined by quoted market prices as of December 31:

                                                                 2000                              1999
                                                   ----------------------------       ----------------------------
                                                   NUMBER OF                          NUMBER OF
                                                   SHARES OR                          SHARES OR
                                                   PRINCIPAL                          PRINCIPAL
                                                    AMOUNT          FAIR VALUE         AMOUNT          FAIR VALUE
                                                   ----------------------------       ----------------------------
  Stillwater Mining Company Stock -
     Common Stock                                    34,305    $    1,347,104           28,895     $      921,030
  Mutual Funds:
     Scudder International Fund                      22,604         1,137,208            1,957            138,453
     Dreyfus Appreciation Fund                       18,984           815,153           98,641          4,510,847
     Dreyfus Premier Core Value Fund                 42,305         1,308,508           90,655          2,794,901
     Baron Asset Fund                                15,428           839,114              505             29,676
     Royce Premier Fund                              93,192           916,080            2,636             25,198
     Janus Enterprise Fund                           12,133           646,313           46,632            182,392
     Janus Fund                                      25,473           847,986            2,379             28,046
     Janus Twenty Fund                               15,251           835,757                -                  -
     Smith Barney Government Portfolio            2,419,291         2,419,291          860,684            860,684
     Other                                                          2,354,750                           1,670,782
 Loan Fund                                        1,328,697         1,328,697          893,750            893,750
                                                                -------------                        -------------
                                                               $   14,795,961                      $   12,055,759
                                                                =============                        =============

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,846,502 as follows:

                       Common Stock                 $         707,453
                       Mutual funds                       (2,553,955)
                                                      ---------------
                                                    $     (1,846,502)
                                                      ===============

(4)    PARTICIPANT LOANS

       Participant loans shall not exceed the lessor of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant's vested interest or, if greater, the total individual account up to $10,000. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time. Interest rates on the participant loans outstanding at December 31, 2000 ranged from 7.0% to 10.25%.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

(6)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Smith Barney. Smith Barney is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $4,550 for the year ended December 31, 2000.

(7)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by letter dated June 4, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)    FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of the Plan's financial instruments:

              Investments.  See Note 2(d) regarding investment valuation.

              Participant loans. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics.

(9)    NONEXEMPT TRANSACTIONS

       There were two unintentional delays by the Company in submitting contributions in the aggregate amount of $96,867 to the trustee during 2000. The Company intends to reimburse the Plan for lost interest in the amount of $9,697 during July 2001.

       There were unintentional delays by the Company in submitting certain 2000 contributions due to computer program error in the amount of $2,497 to the trustee. The Company intends to remit the contributions and to reimburse the Plan for lost interest in the amount of $716 during July 2001.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       There was one unintentional delay by the Company in submitting a contribution in the amount of $229,860 to the trustee during 1999. The Company intends to reimburse the Plan for lost interest in the amount of $2,480 during July, 2001.

                                                                      Schedule 1
                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000


              IDENTITY OF ISSUE,                               DESCRIPTION OF INVESTMENT INCLUDING
               BORROWER, LESSOR                         MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR
               OR SIMILAR PARTY                                         OR MATURITY VALUE                       CURRENT VALUE
------------------------------------------- ------------------------------------------------------------------------------------
Stillwater Mining Company (a)               Stillwater Mining Company Stock - Common Stock                      $ 1,347,104
Lexington Management Corp.                  Lexington Worldwide Emerging Markets Fund                               268,567
Scudder                                     Scudder International Fund                                            1,137,208
Dreyfus Corp.                               Dreyfus Appreciation Fund                                               815,153
                                            Dreyfus Founders Discovery Fund                                         106,898
                                            Dreyfus Premier Core Value Fund                                       1,308,508
Baron Management                            Baron Asset Fund                                                        839,114
Quest Advisory Corp.                        Royce Premier Fund                                                      916,080
Warburg Pincus                              Warburg Pincus Fixed Income Fund                                        214,933
Strong Capital Management                   Strong Government Securities Fund                                       483,530
INVESCO Funds Group Inc.                    INVESCO Select Income Fund                                               58,482
Lexington Management Corp.                  Lexington GNMA Income Fund                                              102,814
Union Bond & Trust Co.                      MCM Stable Asset Fund                                                   304,417
American Century/Benham                     American Century Income & Growth Fund - Investor                        247,046
INVESCO Funds Group Inc.                    INVESCO High Yield Fund                                                  53,111
Janus Capital Corp.                         Janus Enterprise Fund                                                   646,313
                                            Janus Fund                                                              847,986
                                            Janus Twenty Fund                                                       835,757
Wasatch Advisors, Inc.                      Wasatch Mid-Cap Fund                                                     36,243
Smith Barney Asset Management (b)           Smith Barney S&P 500 Index Fund                                         478,709
                                            Smith Barney Government Portfolio                                     2,419,291
Stillwater Mining Company Bargaining
Unit 401(k) Plan and Trust (b)              Participant loans; interest rates ranging from 7% to 10.25%           1,328,697
                                                                                                              ------------------
                                                                                                                $ 14,795,961
                                                                                                               ==================

(a)    Party-in-interest to the Plan.

(b) Party-in-interest to the Plan because an affiliate is a service provider to, and trustee of, the Plan.





See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 2000



                                                                         DESCRIPTION OF TRANSACTIONS
                                       RELATIONSHIP TO PLAN,            INCLUDING MATURITY DATE, RATE
           IDENTITY OF                   EMPLOYER OR OTHER              OF INTEREST, COLLATERAL PAR OR              PURCHASE
         PARTY INVOLVED                  PARTY-IN-INTEREST                      MATURITY VALUE                       PRICE
------------------------------------------------------------------------------------------------------------------------------------

Stillwater Mining Company                   Plan Sponsor           Employee deferrals and employer               $         --
                                                                   contributions not deposited to
                                                                   Plan in a timely manner. (1)

Stillwater Mining Company                   Plan Sponsor           Certain 2000 employee deferrals
                                                                   and employer contributions not
                                                                   deposited to Plan in a timely
                                                                   manner.  Interest rate of 28.67%.                       --


Stillwater Mining Company                   Plan Sponsor           Employee deferrals and employer
                                                                   contributions not deposited to
                                                                   Plan in a timely manner (3)                             --





                                                              EXPENSES INCURRED IN                                      NET GAIN OR
           IDENTITY OF            SELLING          LEASE       CONNECTION WITH           COST OF      CURRENT VALUE   (LOSS) ON EACH
         PARTY INVOLVED            PRICE          RENTAL         TRANSACTION              ASSET          OF ASSET       TRANSACTION
------------------------------------------------------------------------------------------------------------------------------------
Stillwater Mining Company                --             --                --        $          9,697             --             --
                                                                                    -----------------



Stillwater Mining Company

                                         --             --                --                    716              --             --
                                                                                    -----------------

Stillwater Mining Company

                                         --             --                --                  2,480              --             --
                                                                                    -----------------


(1) There were two unintentional delays by the Company in submitting contributions in the aggregate amount of $96,867 to the trustee during 2000. The Company intends to reimburse the Plan for lost interest in the amount of $9,697 during July 2001.

(2) There were unintentional delays by the Company in submitting certain 2000 employee deferrals and employer contributions due to a computer program error in the amount of $2,497 to the trustee. The Company intends to reimburse the Plan for lost interest in the amount of $716 during July 2001.

(3) There was one unintentional delay by the Company in submitting a contribution in the amount of $229,860 to the trustee during 1999. The Company intends to reimburse the Plan for lost interest in the amount of $2,480 during July, 2001.

See accompanying independent auditors' report.